

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 9, 2014

<u>Via E-Mail</u>
Mr. John Hwang
Chief Executive Officer
AmbiCom Holdings, Inc.
500 Alder Drive
Milpitas, California 95035

  Re: AmbiCom Holdings, Inc.
     Form 10-K for the Fiscal Year Ended July 31, 2013
     Filed October 29, 2013
     Amendment No. 1 to Form 10-Q for Quarterly Period Ended April 30, 2014
     Filed July 11, 2014
     File No. 000-54608

Dear Mr. Hwang:

  We have reviewed your response letter dated October 7, 2014 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-Q for the Quarterly Period Ended April 30, 2014</u>

<u>Item 1. Financial Statements</u>

<u>Note 10. Subsequent Events, page 18</u>

1. In response to prior comment 1, you told us that you valued the 13,100,437 shares of common stock based upon the average closing price of the common stock during the thirty trading days preceding February 25, 2014, the date of the public announcement of the purchase. As we note that you consummated the purchase of the assets on May 29, 2014, please explain why you believe that your valuation reflects the fair value of the common stock on the date of the purchase. Discuss how you considered the restrictions

on the shares in your valuation. Tell us how your valuation considered FASB ASC 805-50-30-2.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant